

NEUROCARRUS

2020 Report

Dear investors,

Neurocarrus is advancing its lead product, N-001 with new promising preclinical results related to pain arising from surgery and a lack of neuromuscular side effects. New federal funding support pharmacologic studies required for IND filing and subsequent human clinical trials.

We need your help!

Spread the word, Neurocarrus and its lead human pain drug is coming.

Sincerely,

Paul Blum

Co-founder/CEO

Our Mission

Our mission is to improve the quality of life for patients in pain by producing a long-acting non-opioid drug that provides relief without addiction. Personal experience with chronic pain drives our commitment to a better pain treatment. We know first-hand the difficulty of treating pain well, and the dream of providing a new solution is at the core of Neurocarrus. By 2020, we plan to be ready for clinical trials in humans and hope to be on the market in seven years.

See our full profile

How did we do this year?

Report Card

A+

The Good

The US National Institutes of Health awarded Neurocarrus an SBIR grant to support preclinical development

The NINDS invited Neurocarrus to participate in its internal pain drug development program.

The Nebraska Department of Economic Development awarded Neurocarrus a Phase I SBIR grant.

The Bad

Nothing

2020 At a Glance

January 1 to December 31

$0
Revenue

-$180,671
Net Loss

$4,513 [3%]
Short Term Debt

$0
Raised in 2020

$93,094
Cash on Hand
As of 04/22/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Since 2017 the opioid epidemic has been classified as national emergency. We're developing a non-opioid drug to treat pain without risk of addiction. So far we've shown promising results in animal trials and are fundraising to continue pre-clinical development.

Our mission is to improve the quality of life for patients in pain by producing a long-acting non-opioid drug that provides relief without addiction. Personal experience with chronic pain drives our commitment to a better pain treatment. We know first-hand the difficulty of treating pain well, and the dream of providing a new solution is at the core of Neurocarrus. By 2020, we plan to be ready for clinical trials in humans and hope to be on the market in seven years.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Neurocarrus Inc was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Founder has been working in space for 25+ years.
- Early animal trials show pain relief equal to that of opioids but lasting 3x as long.
- No addictive potential because drug is locally delivered and won't enter the brain.
- Drug is highly innovative and first of its kind.
- IndieBio Accelerator Spring 2018.
- $10K awarded by the U.S. National Institute on Drug Abuse.
- Produces no doping effects and movement remains normal

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2020, compared to 0% in 2019.
- *Assets*. As of December 31, 2020, the Company had total assets of $236,853, including $93,094 in cash. As of December 31, 2019, the Company had $91,037 in total assets, including $17,287 in cash.
- *Net Loss*. The Company has had net losses of $180,671 and net losses of $139,365 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities*. The Company's liabilities totaled $104,513 for the fiscal year ended December 31, 2020 and $104,640 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $600,000 in equity.

After the conclusion of the most recent Offering, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neurocarrus Inc cash in hand is $93,094, as of April 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $6,838/month, for an average burn rate of $6,838 per month. Our intent is to be profitable in 24 months.

No materials changes or trends in finances or operations since latest financials were reported.

$50,000 Nebraska Department of Economic Revenue 2018-2019.

$100,00 Nebraska Department of Economic Revenue 2020-2021.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -76%** **Earnings per Share: -$203.69** **Revenue per Employee: $0**

Cash to Assets: 69% **Revenue to Receivables: ~** **Debt Ratio: 44%**

Neurocarrus_Financial_Statements_2019-20.pdf

Neurocarrus_Financial_Statements_2018_19.docx

We ❤ Our 450 Investors

Thank You For Believing In Us

Dean Hawkey
Jeremy Hasbrouck
Jacob Anderson
Massiel Lugo
Gregg Carlson
Howard Tracey
Boudewijn Berendsen
Eneko Amezaga De Diego
Ronald Cunningham
Sunil Patel
Jesse Wheeler
Alexander Strange
Raynald Touchette
Beth Hirschfeld
Fernando Pereira
Will LeBaube
James Parkhurst
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Liza Schejtman-Bach
Gene Hunt
Timothy Stoneburner
Gregory Anderson Jr
Ronald Lieberman
James & Kelly Scott
Cody Heisinger
Jeffrey Gross
Edward Carey
Jo Ann Zahra
Lance Hand
Daniel Blum
Palliankal Varghese OOM...
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Tiki Nelson
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Lance B. Williamson
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George West
Kalman Kaplan
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Jack Mccullars
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Daniel Perreault
Tobias Steinlin
Ismail Aboumandour
Rafael Guastavino Jr
Darya Gorlova
Robert Juba
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Pamela Smith
Yakubu Abdul-Salam
Sawyer Schmookler
Mark Arturi
Gary Parson

Jasmin Husic
John S Coward
Christopher Calvi
Nathan Schweizer
Marty Blackmon
Sam Hai
Steve Land
FRANCISCO ROA
Sara Amitay
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Leigh Honeywell
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Paul Aho
Neil Young
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Robert Son
Jesus Gamboa
Mondell G. Crosby
William D. Tillmon
John Capece
Daniel Lane
Gary Bell
Antony Sebastian
Rashawn Curry
Jon Blum
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Diana Olteanu
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Leigh Anderson
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Mohamed Almheiri
Jackie Alvarez
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Lakshminarayana Nindra...
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Stephen Stanton
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Roy Adams
Charles Reinwald
Steve Theodorou
Jeff N Bulloch

Lisa Larcher
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Dean Dahlgren
Jonathan Herrera
Kalley Powell
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Lerone Jones
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Shaunn Shaunnziee Wet...
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Max West
Ben Smith
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Andy Long
David Knight
David Spitz
Aaron Kirby Ricks
Sean McDonald
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Muhamad Faizul Ramli
Srinivasan Venkatarama...
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Mercedita Oducado
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Curt Bromm
Donald L MORTON
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Roosevelt Scott
Jane E Roberts
Phil Turturici
Kaysi A Craig
James Bailar
Lori Madden
Gary Bayliff
Paul Camp
Sanjeev Munjal
Karin Coyne
James A. Dodge
Simcha Dewick
Kenneth Forsythe
Artward Howard
Esther Liu
Eric Stapelberg
Michael Gaglione
Epifanio Figueroa
Lloyd Artis
Timothy Setter
Philipp Lirk
Amar Dave,MD
Claudia Eck
Brant Campbell Thorpe
Maksim Ruban

Chris Campbell
David Gillie
Andrew C Laufer
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Harold Albaugh
Roy G Farrell
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Michael Michael
Carric Payne
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Okwudili C Amaechi
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Gloria Su
Enrique Teran
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David TREIBITZ
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Mira Kracke
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Yibin Guo
Hugh Nguyen
John A Gauthier
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Alan Jay Schoenberg
Ashish Pandey
Daren Palmer
Rene Jorkiewitz
Tom Hicks
Steve Shill

Scott Kuryak
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Venoodhar Reddy
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Bryan Kevin O'Donnell
Gail Lam
Steffan Trent Carr
Rebecca Turner
Josh Colenda
Peggy Campbell
Thomas N Jones
Jerry Yvens Valcourt
Pamala MEADOWS
Marina Blum
David Tate
Heidi Buhrman

Alan H Weiner
Andrew Coppola
Troy Ochowicz
William Bahl
Emmanuel Thomas
Edgar Benjamin Cabrera
Alexander Strange
Leonard Helbig
Adam T Hallett
Todd Hendricks
Giuseppe Fedele
Ajay Khanna
Michael Skrodzki
Adam Banter
Tracey Raditz
Brent Clark Lundell Jr.
Carsten T Aretz
Atticus Li
Illya Nayshevsky
Ace Irvinski
Rick Watson
Morris Gelman
Matthew Milner
Nick Levett
Keith Watson
David A Burnie
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Stephanie Berk
Mark Blum
Ryan Blum
Adam Fishback
Kevin McAlpin
Davender Bhardwaj
Carol Davids
Takashi Tokudomi
Ronald Brathwaite
Michael DeLaMater
Carl Russo
Michael Gately
David Crain
Javier Olivera Whyte
Bruce D Armstrong, DVM
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Holly Rice
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William Golden
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Michael Swift
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Loy Ripple
Doug Haupert
Kathy Snow
M Jellad
Merlyn HYERS
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Joel Curt
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Loren Pak
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Prashanth Srikanthan
Patricia Savage
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Bradley Mark Short
Venkatraman Swaminath...
Mercedita Oducado
Ross Parmenter

Thank You!

From the Neurocarrus Team



Paul Blum
Co-founder/CEO